UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 20, 2009

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 19, 2009, our Compensation Committee (the "Committee") and our Board of Directors both approved the issuance of certain long-term compensation to our officers.

Historically, our long-term compensation had been issued in the form of restricted stock grants. An officer would normally receive shares of restricted stock equal in value (at the time of grant) to a set percentage of his or her base salary, which percentage reflects an adjustment to account for FelCor's corporate performance over the immediately preceding year. Shares thus granted would be subject to annual vesting in three equal increments on March 1st of the next three years, assuming continued employment with FelCor as of the relevant vesting date.

The Committee reconfirmed its fundamental philosophy that our officers should receive a significant portion of their compensation in the form of long-term compensation, the amount of which is determined (in part) based upon performance and which would be subject to multi-year vesting. At the same time, in light of historically low trading prices for our common stock (due largely to the extraordinary circumstances affecting the worldwide economy that arose in 2008 and are continuing), the Committee considered whether issuing the full number of shares of restricted stock – at these historically low trading prices – under our 2005 Restricted Stock and Stock Option Plan (the "2005 Plan") pursuant to the previously adopted program would be unduly dilutive to our stockholders. Further, the Committee took into consideration that the number of shares authorized under the 2005 Plan was intended to provide sufficient shares for annual grants to be made through 2011. The issuance of the full number of restricted shares at current prices would [more than] exhaust the shares available under the 2005 Plan this year.

In light of these considerations, the Committee concluded that, in lieu of issuing the full number of shares of restricted stock at abnormally low prices, FelCor would instead limit the number of shares to be issued (the value of which was calculated based upon the closing price of our common stock on February 19, 2009) and pay cash to its officers in an amount equal to the balance of the value of restricted stock that would otherwise have been granted under the program. The number of shares to be issued is approximately one-third of the shares available for issuance under our equity incentive plans (after issuing 16,000 shares, in the aggregate, to our independent directors as a portion of the consideration for their 2008 service). The Committee determined that because the remaining shares under the 2005 Plan were originally intended to be sufficient for three more years, issuing one-third of those shares this year would be consistent with the shareholders' original expectations. At the same time, given that the program contemplates that grantees would be granted shares of restricted stock having a set value, as of the grant date, the Committee determined that the difference in the value of the shares granted in 2009 to each grantee and the value of the restricted stock that would have customarily been granted under normal conditions would be made up with cash payments. These cash payments would be contingent obligations of FelCor and would be paid by FelCor in accordance with the same vesting and forfeiture provisions applicable to our restricted stock grant program and our change in control and severance agreements. Consequently, the cash payment obligation would be contingent upon continued employment and not be payable until the scheduled vesting dates beginning next year, thereby preserving FelCor's cash for more immediate needs.

The Committee will take into consideration market conditions, the best interests of our shareholders and other relevant circumstances in future years to determine whether we can return to our customary restricted stock program.

The foregoing summary of our 2009 restricted stock grants and related supplemental cash payments is qualified in its entirety by reference to the full text of the form of the agreement relating to such grants and payments, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
10.1	Form of agreement relating to 2009 grants of restricted stock and supplemental long-term compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 20, 2009

By: /s/Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President

General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
10.1	Form of agreement relating to 2009 grants of restricted stock and supplemental long-term compensation



Exhibit 10.1

EMPLOYEE STOCK GRANT		**SUPPLEMENTAL LONG-TERM**
(under the FelCor Lodging Trust Incorporated	and	**COMPENSATION PAYMENT**
2005 Restricted Stock and Stock Option Plan)		

AGREEMENT

This Agreement (this "Agreement") is made and entered into effective as of February 19, 2009 between FelCor Lodging Trust Incorporated, a Maryland corporation (the "Company"), and the undersigned employee of the Company (the "Grantee").

W I T N E S S E T H:

WHEREAS, the Compensation Committee and Board of Directors of the Company have adopted the FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan (the "Plan"); and

WHEREAS, the stockholders of the Company have approved the Plan; and

WHEREAS, pursuant to the Plan, the Compensation Committee of the Board of Directors of the Company (the "Committee") has selected the Grantee and has authorized the Company to grant to the Grantee shares of common stock of the Company ("Common Stock") on the terms and conditions herein set forth; and

WHEREAS, the Committee has also determined that it is in the best interests of the Company and its stockholders that the Company provide additional long-term incentive compensation to the Grantee in the form of cash payments that would be payable on pre-determined dates in the future, contingent upon the Grantee's continued employment on those dates, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   Incorporation of the Plan. A copy of the Plan, as amended, is attached hereto and hereby incorporated herein by reference, and with respect to the grant of Restricted Stock set forth and defined in Section 2(a) below, all of the terms, conditions and provisions contained therein shall be deemed to be terms, conditions and provisions of this Agreement. All terms used herein that are defined in the Plan shall have the meanings set forth in the Plan.

2.   Grant of Restricted Stock and Cash Payment.

(a)   The Grant. Pursuant to the authorization of the Committee, and subject to the terms, conditions and provisions contained in the Plan and this Agreement, the Company hereby grants to the Grantee, as a matter of separate inducement and agreement in connection with the Grantee's employment, but not in lieu of any salary or other compensation for the Grantee's services, the following award (the "Award"):

1. the aggregate number of shares of Common Stock of the Company set forth on the signature page hereof (the "Restricted Stock"); and

2. the Company's promise and agreement hereby to pay to Grantee the aggregate cash payment set forth on the signature page hereof (the "Cash Payment").

The Award, until vested as herein provided, shall be subject to certain restrictions and to forfeiture upon the occurrence of certain events, all as set forth in Section 2(d) hereof. The Award granted hereby shall become vested in the Grantee in three equal increments on each of March 1, 2010, 2011 and 2012 (with fractional shares of Restricted Stock rounded up to the nearest whole share, subject to an offsetting adjustment to the remaining unvested Restricted Stock), with each instance of vesting subject only to the Grantee remaining as an employee of the Company in good standing on the relevant incremental vesting date.

(b) <u>Restricted Stock</u>. The Restricted Stock granted pursuant hereto shall be issued and registered in the name of the Grantee and the Grantee shall be entitled to vote the same (in person or by proxy) and to receive all dividends and other distributions thereon unless and until such Restricted Stock is forfeited as hereinafter provided. During the period prior to the date the Restricted Stock granted pursuant hereto becomes vested in the Grantee (the "Restricted Period"), the shares will be uncertificated and reflected as "restricted" by the Company's transfer agent. At such time, and from time to time, as shares of Restricted Stock become vested in the Grantee and all obligations of the Grantee hereunder and under the Plan with respect thereto shall have been fulfilled, the restrictions set forth in Section 2(d) hereof and all forfeiture provisions set forth herein or in the Plan shall cease to be applicable to such Restricted Stock, and the shares shall be delivered by the Company to the Grantee (net of shares simultaneously returned to the Company in satisfaction of applicable payroll withholding).

(c) <u>Contingent Payment</u>. The Cash Payment shall be a contingent obligation of the Company, and in no instance shall the Grantee's right to receive any portion thereof be vested and payable unless and until one or more of the contingencies set forth in Section 2(d) are satisfied or occur. Upon the occurrence and/or satisfaction of any such contingency, the Cash Payment (or the portion thereof with respect to which such contingency or contingencies relates) shall immediately become vested and unconditionally due and payable, in accordance with the Company's customary payroll practices, subject to applicable withholding taxes.

(d) <u>Restrictions</u>. During the Restricted Period:

1. The Grantee shall not become vested as to any portion of such Award if the vesting thereof would violate Federal or state securities laws;

2. The Restricted Stock and the right to vote the same and to receive dividends thereon, except as otherwise provided in the Plan, and the right to receive the Cash Payment, shall not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, and no such sale, assignment, transfer, exchange, pledge, hypothecation, or encumbrance, whether made or created by voluntary act of the Grantee or by operation of law, and none of the foregoing actions in contravention of this Section 2(d)(2) shall be recognized by, or be binding upon, or shall in any manner affect the rights of the Company hereunder or pursuant to the Plan;

3.   If the status of the Grantee as an Employee under the Plan shall terminate for any reason other than (i) the death of the Grantee, (ii) the Disability (as defined in the Plan) of the Grantee, or (iii) the retirement of the Grantee at or after the age of 60, then, in that event, (x) any outstanding Award shall, upon such termination, be automatically and irrevocably forfeited by the Grantee to the Company (or cancelled, with respect to any outstanding unvested Cash Payment), without the payment of any consideration by the Company, (y) neither the Grantee nor any of his or her successors, heirs, assigns, or legal representatives shall thereafter have any further rights or interest in the Award so forfeited (or cancelled), and (z) the Company shall, at any time thereafter, be entitled to effect the transfer of any Restricted Stock so forfeited into the name of the Company;

4.   If the status of the Grantee as an Employee under the Plan shall terminate by reason of the death of the Grantee, the Disability of the Grantee or the retirement of the Grantee at or after the age of 60, the Award shall automatically vest in full in all respects (and all restrictions set forth in this Section 2(d) with respect to all of the Award granted hereby shall be deemed to have expired) as of the date of such event;

5.   If the Company (i) is not to be the surviving entity in any merger or consolidation (or survives only as a subsidiary of another entity), (ii) sells all or substantially all of its assets to any other person or entity (other than a subsidiary of the Company) or (iii) is to be dissolved and liquidated, the Award shall automatically vest in full in all respects (and all restrictions set forth in this Section 2(d) with respect to all of the Award granted hereby shall be deemed to have expired) as of the date immediately preceding such event; provided that (i) to the extent the Cash Payment is considered deferred compensation that is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) such event is not a "change in control event," within the meaning of Section 409A of the Code, then the Cash Payment shall be fully vested, but shall continue to be paid on the dates on which such Cash Payment would have been paid without regard to such event;

6.   Any shares of Restricted Stock eligible to become vested that do not become so vested in accordance with this Section 2 shall be forfeited and returned to the status of authorized but unissued shares under the Plan; and

7.   To the extent the Grantee is party to a change in control and severance agreement with the Company (or any affiliate thereof), and such agreement provides for the automatic acceleration of the vesting of stock options and restricted stock granted under the Plan or any other long-term equity compensation plan, the right to receive the Cash Payment shall automatically become vested and shall thereafter be the absolute obligation of the Company, not subject to any contingency, and shall be due and payable immediately and without delay as of the same date and on the same terms and conditions as such options and/or restricted stock vest on an accelerated basis; provided that (i) to the extent the Cash Payment is considered deferred compensation that is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) the applicable change in control transaction is not a "change in control event," within the meaning of Section 409A of the Code, then the Cash Payment shall be fully vested, but shall continue to be paid on the dates on which such Cash Payment would have been paid without regard to such change in control transaction.

3.   Disputes. If a dispute should arise between the Company and the Grantee relating to the rights, duties or obligations of the Grantee (x) hereunder with respect to any portion of the Cash Payment or (y) hereunder or under the Plan with respect to any Restricted Stock granted hereby, such dispute shall be resolved by the determination of the Committee, acting in good faith, which determination shall be final and binding upon the Company and the Grantee, and pending such a determination and the resolution of all such disputes to the reasonable satisfaction of the Committee, (i) all Restricted Stock then held by the Company as custodian for the Grantee shall remain in the possession of the Company and subject to all of the Restrictions set forth in Section 2(d), regardless of any intervening expiration of the Restricted Period, (ii) any and all dividends payable upon any Restricted Stock so held by the Company as custodian for the Grantee shall be received and held by the Company as custodian until all such disputes have been resolved to the reasonable satisfaction of the Committee, at which time the accumulated dividends then held by the Company shall be delivered (without interest thereon) to the person entitled to receive the Restricted Stock upon which such dividends were originally paid, and (iii) no portion of the Cash Payment in dispute (if any) shall be paid or payable, or become due and payable, hereunder until all such disputes have been resolved to the reasonable satisfaction of the Committee, at which time the disputed Cash Payment, if then payable, shall be paid as otherwise contemplated hereby.

4.   Restrictions on Resale of Company Common Stock. **In the event that shares of Restricted Stock granted hereunder have not been registered under the Securities Act of 1933, as amended, and applicable state securities laws, such shares of Restricted Stock may not be sold, transferred or assigned by the Grantee absent such registration, unless an opinion of counsel satisfactory to the Company shall have been received by the Company to the effect that such sale, transfer or assignment will not be in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, or applicable state securities laws. Any certificate issued to the Grantee to evidence Restricted Stock granted pursuant hereto that is not so registered may bear a legend to the foregoing effect.**

5.   Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code, and shall be interpreted and construed consistently with such intent. The payments to the Grantee pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible under the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii), and for this purpose each payment shall be considered a separate payment. In the event the terms of this Agreement would subject the Grantee to taxes or penalties under Section 409A of the Code ("409A Penalties"), the Company and the Grantee shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Company be responsible for any 409A Penalties that arise in connection with any amounts payable under this Agreement. To the extent any amounts under this Agreement are payable by reference to the Grantee's "termination of employment," such term shall be deemed to refer to the Grantee's "separation from service," within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement, if the Grantee is a "specified employee," as defined in Section 409A of the Code, as of the date of the Grantee's separation from service, then to the extent any amount payable under this Agreement (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon the Grantee's separation from service and (iii) under the terms of this Agreement would be payable prior to the six-month anniversary of the Grantee's separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of the separation from service or (b) the date of the Grantee's death.

6.   Notices. All notices, surrenders and other communications required or allowed to be made or given in connection with the Award granted hereunder shall be in writing, shall be effective when received and shall be hand delivered or sent by registered or certified mail (i) if to the Company, to FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel; or (ii) if to the Grantee, to the Grantee at the address set

forth beneath his signature hereto, or to such other address as to which he may have notified the Company pursuant to this Section.

       7.   <u>Binding Effect</u>. This Agreement shall bind and, except as specifically provided in the Plan and this Agreement, shall inure to the benefit of, the respective Successors, heirs, legal representatives and assigns of the parties hereto.

       8.   <u>Governing Law</u>. This Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Grantee has hereunto set his hand, as of the day and year first written above.

THE COMPANY:

FELCOR LODGING TRUST INCORPORATED

By: _____
       Jonathan H. Yellen
       Executive Vice President
       General Counsel and Secretary

RESTRICTED SHARES
GRANTED HEREUNDER (#):

AGGREGATE CASH PAYMENT: $

GRANTEE:

_____

Name:
Address: